Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Vaccitech Australia Pty Limited	Australia
Vaccitech Oncology Limited	England and Wales
Vaccitech (UK) Limited (formerly Vaccitech Limited)	England and Wales
Vaccitech North America Inc.	Delaware
Vaccitech Italia S.R.L.	Italy
Vaccitech Switzerland GmbH	Switzerland